SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ____3____)(1)

                         STELMAR SHIPPING LTD. (SJH)
    ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  V8726M103
    ---------------------------------------------------------------------
                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 30, 2004
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    ------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





        CUSIP No. V8726M103
                  ---------

        1.       NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Stelchi Holding Ltd.

        2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)    [ ]
                                                                                                              (b)    [X]
        3.       SEC USE ONLY

        4.       SOURCE OF FUNDS*

                 WC

        5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)

        6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Liberia

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7.       SOLE VOTING POWER

                 0

        8.       SHARED VOTING POWER

                 1,075,000 (See Item 4)

        9.       SOLE DISPOSITIVE POWER

                 0

        10.      SHARED DISPOSITIVE POWER

                 1,075,000 (See Item 4)

        11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,075,000 (see Item 4)

        12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

        13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.18%

        14.      TYPE OF REPORTING PERSON*

                 HC

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!





        CUSIP No. V8726M103
                  ---------


        1.       NAME OF REPORTING PERSON
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Clelia Haji-Ioannou

        2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)    [ ]
                                                                                                              (b)    [X]
        3.       SEC USE ONLY

        4.       SOURCE OF FUNDS

                 WC

        5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)

        6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Britain and Cyprus

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.       SOLE VOTING POWER:

                 0

        8.       SHARED VOTING POWER:

                 1,075,000 (See Item 4)

        9.       SOLE DISPOSITIVE POWER:

                 0

        10.      SHARED DISPOSITIVE POWER:

                 1,075,000 (See Item 4)

        11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                 1,075,000 (see Item 4)

        12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]

        13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                 6.18%

        14.      TYPE OF REPORTING PERSON

                 IN






         This Amendment No. 3 to Schedule 13D amends the Statement on
    Schedule 13D dated March 6, 2001 (as heretofore amended and supple-mented by Amendment Nos. 1 and 2, the "Schedule 13D"), filed by Stelchi Holding Ltd., a Liberian corporation ("Stelchi") and
    Clelia Haji-Ioannou with respect to the shares of common stock, par value $0.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar"). Capitalized terms not defined in this Amendment No. 3 shall have the meanings given to them in the Schedule 13D.

         This Amendment No. 3 is being filed to report that the Agree-ment dated May 16, 2004 (the "Agreement") between Stelchi and OMI Corporation, a Company organized under the laws of the Republic of the Marshall Islands ("OMI") with respect to the holding, voting and disposition of the Shares of Stelmar has been terminated, effec-tive June 30, 2004, in accordance with its terms. A copy of the termination agreement (the "Termination Agreement") signed by both parties to the Agreement is attached as Exhibit A to this Amendment No. 3.

    Item 4.  PURPOSE OF TRANSACTION.

         Item 4 of Amendment No. 2 to the Schedule 13D is hereby amended and supplemented, with the following information:

         The Agreement between Stelchi and OMI with respect to the holding, voting and disposition of the Shares of Stelmar has been terminated, effective June 30, 2004, in accordance with its terms. A copy of the Termination Agreement signed by both parties to the Agreement is attached as Exhibit A to this Amendment No. 3.

         Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

    Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Amendment No. 2 to the Schedule 13D is hereby amended and supplemented with the following information:

         The information set forth in "Item 4 - Purpose of Transaction" with respect to this Amendment No. 3 is incorporated herein by reference.

    Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of Amendment No. 2 to the Schedule 13D is hereby amended and supplemented with the following information:

         Exhibit A:  Copy of the Termination Agreement terminating the
         Agreement.






                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 1, 2004
                                  ---------------------------------
                                               (Date)

                                  STELCHI HOLDING LTD



                                  By:  /s/ George Karageorgiou
                                       ----------------------------
                                       George Karageorgiou
                                       President



                                  /s/ Clelia Haji-Ioannou
                                  ---------------------------------
                                  Clelia Haji-Ioannou


    Attention:   Intentional misstatements or omissions of fact constitute
    federal criminal violations (see 18 U.S.C. 1001).







                                                                EXHIBIT A
                                                                ---------



                       [OMI Corporation Letterhead]







    June 30, 2004



    Stelchi Holding Ltd.
    Areos 2A Street
    Athens, Greece
    Attention:  George Karageorgiou

    Dear Mr. Karageorgiou:

         This is to confirm our mutual agreement to terminate that certain Agreement, dated as of May 16, 2004, between OMI Corporation and Stelchi Holding Ltd., as such Agreement was amended by that certain Amendment Agreement dated as of June 2, 2004. This termination is being effected pursuant to Section 5.1(c) of such Agreement.

         Please indicate your agreement by signing below where indicated.

                                   Sincerely,


                                   OMI CORPORATION


                                   By:  /s/ Craig H. Stevenson, Jr.
                                        ----------------------------------
                                        Name:   Craig H. Stevenson, Jr.
                                        Title:  Chairman of the Board
                                                and Chief Executive Officer


    Acknowledged and Agreed:

    STELCHI HOLDING LTD.


    By:  /s/ George Karageorgiou
         ---------------------------
         Name:   George Karageorgiou
         Title:  President